GREENPOWER MOTOR COMPANY INC.

Suite 240 - 209 Carrall Street

Vancouver, B.C. V6B 2J2

Telephone: (604) 563-4144

NOTICE OF ANNUAL GENERAL AND SPECIAL MEETING

TO THE SHAREHOLDERS:

NOTICE IS HEREBY GIVEN that the annual general and special meeting (the "Meeting") of shareholders of GreenPower Motor Company Inc. (the "Company" or "GreenPower") will be held at Clark Wilson LLP, Suite 900 - 885 West Georgia Street, Vancouver, BC V6C 3H1 on Wednesday, March 27, 2024, at the hour of 2:00 p.m. (Pacific time) for the following purposes:

1. to receive the audited financial statements of the Company for the fiscal year ended March 31, 2023 and the accompanying report of the auditors;

2. to set the number of directors of the Company for the ensuing year at six (6) persons;

3. to elect Mark Achtemichuk, Fraser Atkinson, Malcolm Clay, Cathy McLay, David Richardson and Brendan Riley as directors of the Company;

4. to appoint BDO Canada LLP, Chartered Professional Accountants, as the auditors of the Company for the ensuing fiscal year and to authorize the directors of the Company to fix the remuneration to be paid to the auditors;

5. to consider and, if thought fit, to re-approve the Company's 2022 Equity Incentive Plan, including approval of a 10% rolling plan for stock options and approval, ratification and confirmation of an increase in the number of common shares under the fixed portion of the plan from 2,467,595 to 2,499,116 common shares for performance-based awards of restricted share units, performance share units and deferred share units, all as described in the accompanying information circular (the "Information Circular"); and

6. to transact such further or other business as may properly come before the Meeting and any adjournment or postponement thereof.

The accompanying Information Circular provides additional information relating to the matters to be dealt with at the Meeting and is supplemental to, and expressly made a part of, this notice of Meeting (the "Notice of Meeting").

The board of directors of the Company has fixed February 20, 2024 as the record date for the determination of shareholders entitled to notice of and to vote at the Meeting and at any adjournment or postponement thereof. Each registered shareholder at the close of business on that date is entitled to such notice and to vote at the Meeting in the circumstances set out in the accompanying Information Circular.

If you are a registered shareholder of the Company and unable to attend the Meeting in person, please vote by proxy by following the instructions provided in the form of proxy, at least 48 hours (excluding Saturdays, Sundays and holidays recognized in the Province of British Columbia) before the time and date of the Meeting or any adjournment or postponement thereof.

If you are a non-registered holder of common shares and have received this Notice of Meeting and accompanying materials through an intermediary, such as an investment dealer, broker, custodian, administrator a trustee or administrator of a retirement savings plan, retirement income fund, education savings plan or other similar savings or investment plan registered under the Income Tax Act (Canada), or other nominee, or a clearing agency in which the intermediary participates (each an "Intermediary"), please complete and return the materials in accordance with the instructions provided to you by your Intermediary.

Dated at Vancouver, British Columbia as of this 23rd day of February, 2024.

By Order of the Board of Directors of

GREENPOWER MOTOR COMPANY INC.

"Fraser Atkinson"

Fraser Atkinson

Chairman and Director